                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT

                       Pursuant to Section 15(d) of the

                        Securities Exchange Act of 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                  For the fiscal year ended December 31, 1998


                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

        For the transition period from _______________ to _____________


                           Commission File 001-10968

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                      GRANCARE, INC. 401(k) SAVINGS PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.


                       MARINER POST-ACUTE NETWORK, INC.

                         One Ravinia Drive, Suite 1500

                            Atlanta, Georgia 30346

                                                                       Page No.
Items 1-3 not applicable under ERISA Filing.

Item 4. Financial Statements and Exhibits.
        Index to Financial Statements                                      1

        Signature Page                                                     3

        Index to Exhibits                                                  5

                       Audited Financial Statements and
                            Supplemental Schedules

                      GranCare, Inc. 401(k) Savings Plan

                        Period from January 1, 1999 to
                             January 29, 1999 and
                    Years ended December 31, 1998 and 1997
                      with Report of Independent Auditors

                      GranCare, Inc. 401(k) Savings Plan

                         Audited Financial Statements
                          and Supplemental Schedules


              Period from January 1, 1999 to January 29, 1999 and
                    years ended December 31, 1998 and 1997



                                   Contents

Report of Independent Auditors...........................................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................   2
Statements of Changes in Net Assets Available for Benefits...............   3
Notes to Financial Statements............................................   4

Supplemental Schedules for the Period
from January 1, 1999 to January 29, 1999

Line 27d - Schedule of Reportable Transactions...........................  15

Supplemental Schedules for the Year Ended December 31, 1998

Line 27a - Schedule of Assets held for Investment Purposes...............  16
Line 27d - Schedule of Reportable Transactions...........................  17

                        Report of Independent Auditors

Plan Administrator
GranCare, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of GranCare, Inc. 401(k) Savings Plan as of January 29, 1999, December 31, 1998 and December 31, 1997 and the related statements of changes in net assets available for benefits for the period from January 1, 1999 to January 29, 1999 and for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 29, 1999, December 31, 1998 and December 31, 1997 and the changes in its net assets available for benefits for the period from January 1, 1999 to January 29, 1999 and for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of reportable transactions for the period from January 1, 1999 to January 29, 1999, assets held for investment purposes as of December 31, 1998, and reportable transactions for the year ended December 31, 1998 are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                       /s/ Ernst & Young LLP

June 25, 1999

                      GranCare, Inc. 401(k) Savings Plan

                Statements of Net Assets Available For Benefits


                                              January 29,      December 31
                                                 1999       1998        1997
                                              ----------  --------  -----------
Assets
Investments, at fair value:
  Money market funds                             $  -     $147,323  $ 6,311,359
  Mutual funds                                      -            -   18,093,560
  Common stock                                      -       17,871    3,051,593
  Loans to participants                             -          953        4,398
                                              ----------  --------  -----------
                                                           166,147   27,460,910

Cash                                                -       18,821            -

Contributions receivable:
  Participants                                      -            -      400,485
  Employer                                          -            -    1,093,451
                                              ----------  --------  -----------
                                                    -            -    1,493,936

Interest and dividends receivable                   -        9,651        1,490
                                              ----------  --------  -----------
Net assets available for benefits                 $ -     $194,619  $28,956,336
                                              ==========  ========  ===========

See accompanying notes.

                      GranCare, Inc. 401(k) Savings Plan

          Statements of Changes in Net Assets Available for Benefits


                                         Period from
                                           January 1,
                                            1999 to          Year ended
                                          January 29,        December 31
                                             1999         1998         1997
                                         -----------  ------------  -----------
Additions to net assets attributed to:
  Contributions:
    Participants                           $       -  $  4,602,769  $ 6,269,503
    Employer                                       -       403,265    1,914,252
  Investment income                              467       828,955    2,514,999
  Other receipts                              29,864        42,901      195,476
                                           ---------  ------------  -----------
Total additions                               30,331     5,877,890   10,894,230

Deductions from net assets attributed to:
  Benefits paid                               28,193     7,952,634    5,922,338
  Benefits paid to TeamCare participants           -             -    8,978,859
  Administrative expenses                    195,793         2,179      386,324
  Transfers to related plan                   24,293    26,332,703            -
                                           ---------  ------------  -----------
Total deductions                             248,279    34,287,516   15,287,521

Net appreciation (depreciation)
 in fair value of investments                 23,329      (352,091)   3,447,679
                                           ---------  ------------  -----------

Decrease in net assets
 available for benefits                     (194,619)  (28,761,717)    (945,612)


Net assets available for benefits:
  Beginning of period                        194,619    28,956,336   29,901,948
                                           ---------  ------------  -----------
  End of period                            $       -  $    194,619  $28,956,336
                                           =========  ============  ===========

                      GranCare, Inc. 401(k) Savings Plan

                         Notes to Financial Statements

                    January 29, 1999 and December 31, 1998


1. Description of Plan

The following description of GranCare, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description, copies of which are available from the Plan Administrator, for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) plan for eligible employees of GranCare, Inc. and subsidiaries ("GranCare"). On November 4, 1997, GranCare consummated a merger with Living Centers of America, Inc. ("LCA") following LCA's leveraged recapitalization. In connection with the closing of these transactions, LCA changed its name to Paragon Health Network, Inc. ("Paragon"). On July 31, 1998, Paragon consummated a merger with Mariner Health Group, Inc. In connection with the merger Paragon changed its name to Mariner Post-Acute Network, Inc. ("Mariner") and became the Plan sponsor. GranCare, Paragon, and Mariner are referred to herein as the "Company".

The Plan was amended in February 1997 in conjunction with the sale of GranCare's institutional pharmacy division, TeamCare, Inc. ("TeamCare"), to Vitalink Pharmacy Services, Inc. ("Vitalink"). During 1997, assets in the Plan relating to employees of TeamCare were transferred to Vitalink sponsored benefit plans or other options at the election of the participants.

The Board of Directors of Mariner Post-Acute Network, on October 1, 1998, approved the merger of the Plan with the Mariner Savings Plan effective November 1, 1998. The final transfer of assets took place on January 29, 1999. The Company is the Plan Sponsor of the Mariner Savings Plan.

Employees become eligible to participate in the 401(k) component of the Plan upon completion of one year of service comprised of at least 1,000 hours of service.

Employees must be age 21 or older to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                      GranCare, Inc. 401(k) Savings Plan

1. Description of Plan (continued)

Contributions

An eligible employee may authorize pre-tax payroll deductions for the purposes of the Plan of amounts up to 15% of eligible compensation or the Internal Revenue Service maximum (adjusted annually for the cost of living), whichever is less. The Company contributes, on a quarterly basis, an amount equal to 25% of the first 4% of each participant's contribution to the Plan. To receive the Company matching contributions, the participant must be employed on the last day of each calendar quarter.

In addition to the contributions to the 401(k) portion of the Plan, discussed in the preceding paragraph, the Company also makes a profit-sharing contribution annually. Employees do not need to participate in the 401(k) component of the Plan to receive a profit-sharing contribution. The annual contribution is at the discretion of management. The Company did not make a 1998 annual contribution. The 1997 annual contribution is equal to 1% of total compensation. To receive the Company profit-sharing contribution, the employee must be employed on the last day of the Plan year and have completed two years of employment and worked at least 1,000 hours per year.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contributions and an allocation of Plan investment results based on the participant's account balance.

Vesting

Participants have a nonforfeitable interest at all times in the value of their individual account. Company contributions immediately vest when contributed to the participants' individual accounts.

                      GranCare, Inc. 401(k) Savings Plan

1. Description of Plan (continued)

Investment Options

The Plan provides four investment options to participants. Upon enrollment in the Plan, a participant may direct employer and employee contributions to be invested 100% in any one, or in multiples of 1%, in any of the following:
Company Stock Fund (Mariner Post-Acute Network, Inc. common stock), two mutual funds invested in equity securities (Income Fund of America and Investment Company of America, referred to as pooled equity funds), and a Money Market Fund. Participants may change their investment elections more than once each plan year; however, any requested change is effective at the beginning of the next quarter. The Plan's investments are held and transactions are executed by United Missouri Bank, N.A. (the "Trustee").

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability, or retirement elect to receive annual installments over a 10 year period. The participant's contributions may also be withdrawn for certain hardship situations.

Administrative Expenses

Prior to 1997, administrative expenses were paid by the Plan sponsor. In 1997 and 1998 certain administrative expenses were paid by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will not have any decreased vested percentage in their accounts.

                      GranCare, Inc. 401(k) Savings Plan

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments in the Company Stock Fund and pooled equity funds are stated at fair value as reported by the Trustee and are based on quoted market prices on the last day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 1997 financial statements have been reclassified to conform with the current year presentation.

3. Investment in Master Trust

During the Plan year ended December 31, 1997, a master trust agreement was created between the Company and the Trustee which included two plans. The investment assets of the Plan and a plan sponsored by an affiliate are held in the master trust. The assets of the Plan are maintained separately from those of the affiliate's plan. As such, there are no allocations of the master trust's investments or investment results. As of December 31, 1997, the Plan's interest in the assets of the master trust was 93%.

                      GranCare, Inc. 401(k) Savings Plan

3. Investment in Master Trust (continued)

Effective December 1, 1998, the Company adopted a master trust agreement by and between Mariner Post-Acute Network, Inc. and Fidelity Institutional Retirement Services Company for the Mariner Savings Plan, Evergreen Healthcare Employees' 401(k) Profit Sharing Plan and the LCA Retirement Savings Plan. The Plan's assets were transferred out of the master trust on October 1, 1998 and substantially all were merged into the Mariner Savings Plan. The Plan's remaining assets were transferred to the Mariner Savings Plan on January 29, 1999.

The Plan's investments are presented in the following table. Investments of the Plan that represent 5% or more of the Plan's net assets are separately identified:


                                January 29,      December 31,      December 31,
                                   1999             1998              1997
                                -----------      ------------      ------------

Money Market Fund                  $ --            $ 24,257        $ 6,293,870
Income Fund of America:
 Income Fund of America              --                 --           7,450,252
 Money Market Fund                   --              48,416             16,183

Investment Company of
 America:
  Investment Company
    of America                       --                 --          10,643,308
  Money Market Fund                  --              64,212                312

Company Stock Fund:
 Paragon Health Network,
  Inc. Stock                         --                 --           3,051,593
 Mariner Post-Acute
   Network, Inc. Stock               --              17,871                --
 Money Market Fund                   --              10,438                994

                      GranCare, Inc. 401(k) Savings Plan

4. Separate Investment Fund Information

                                                        Period from January 1, 1999 to January 29, 1999
                                             ---------------------------------------------------------------------
                                                              Investment        Money       Company
                                             Income Fund      Company of       Market        Stock
                                              of America       America          Fund          Fund       Loan Fund        Total
                                             --------------------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income                          $  3,203         $  4,021       $  2,672       $    222      $   -        $  10,118
  Other receipts                                    -                -         29,864              -          -           29,864
                                             --------------------------------------------------------------------------------------
Total additions                                 3,203            4,021         32,536            222          -           39,982

Deductions from net assets attributed to:
  Benefits paid                                     -                -              -         28,193          -           28,193
  Administrative expenses                       9,597           13,591        169,816          2,743         46          195,793
                                             --------------------------------------------------------------------------------------
Total deductions                                9,597           13,591        169,816         30,936         46          223,986

Net appreciation in fair value of investments       -                -              -         23,329          -           23,329

Transfers to related plan                      (2,401)          (2,096)        (6,976)       (11,863)      (957)         (24,293)

Interfund transfers                           (43,075)         (58,553)       112,395        (10,817)        50                -
                                             --------------------------------------------------------------------------------------
Decrease in investments                       (51,870)         (70,219)       (31,861)       (30,065)      (953)        (184,968)
Investments, beginning of period               51,870           70,219         31,861         30,065        953          184,968
                                             --------------------------------------------------------------------------------------
Investments, end of period                   $      -         $      -       $      -       $      -      $   -        $       -
                                             ======================================================================================

                      GranCare, Inc. 401(k) Savings Plan

4. Separate Investment Fund Information (continued)

                                                                     Year ended December 31, 1998
                                                   ----------------------------------------------------------------
                                                                  Investment      Money         Company
                                                   Income Fund    Company of      Market         Stock       Loan
                                                    of America     America         Fund           Fund       Fund        Total
                                                   -----------   ------------   -----------   -----------   -------   ------------
Additions to net assets attributed to:
  Contributions:
    Participants                                   $ 1,421,760   $  2,045,401   $   861,873   $   673,940   $   280   $  5,003,254
    Employer                                           348,264        456,579       520,414       171,459         -      1,496,716
  Investment income                                    265,229        283,787       269,948         1,830         -        820,794
  Other receipts                                             -              -        38,919             -     3,982         42,901
                                                   -----------   ------------   -----------   -----------   -------   ------------
Total additions                                      2,035,253      2,785,767     1,691,154       847,229     4,262      7,363,665

Deductions from net assets attributed to:
  Benefits paid                                      2,634,235      3,319,848     1,526,244       469,037         -      7,949,364
  Administrative expenses                                    -              -         2,179             -         -          2,179
  Loan payments                                              -              -             -             -     3,270          3,270
                                                   -----------   ------------   -----------   -----------   -------   ------------
Total deductions                                     2,634,235      3,319,848     1,528,423       469,037     3,270      7,954,813

Net appreciation (depreciation)
 in fair value of investments                          (84,032)       683,579             -      (951,638)        -       (352,091)

Transfers to related plan                           (6,900,755)   (11,104,150)   (5,884,606)   (2,443,192)        -    (26,332,703)

Interfund transfers                                    169,204        381,251      (540,134)       (5,884)   (4,437)             -
                                                   -----------   ------------   -----------   -----------   -------   ------------
Decrease in investments                             (7,414,565)   (10,573,401)   (6,262,009)   (3,022,522)   (3,445)   (27,275,942)
Investments, beginning of year                       7,466,435     10,643,620     6,293,870     3,052,587     4,398     27,460,910
                                                   -----------   ------------   -----------   -----------   -------   ------------
Investments,  end of year                          $    51,870   $     70,219   $    31,861   $    30,065   $   953   $    184,968
                                                   ===========   ============   ===========   ===========   =======   ============

                      GranCare, Inc. 401(k) Savings Plan

4. Separate Investment Fund Information (continued)

                                                                     Year ended December 31, 1997
                                                   ----------------------------------------------------------------
                                                                  Investment      Money         Company
                                                   Income Fund    Company of      Market         Stock       Loan
                                                    of America     America         Fund           Fund       Fund        Total
                                                   -----------   ------------   -----------   ----------   --------   ------------
Additions to net assets attributed to:
  Contributions:
    Participants                                   $1,695,159    $ 2,310,118    $1,144,938    $  607,374   $      -   $ 5,757,589
    Company                                           846,181      1,540,886       833,061       308,404          -     3,528,532
  Investment income                                 1,067,500      1,123,509       319,639         4,261          -     2,514,909
  Other receipts                                       59,156        122,765         4,384        22,466      5,165       213,936
                                                   ----------    -----------    ----------    ----------   --------   -----------
Total additions                                     3,667,996      5,097,278     2,302,022       942,505      5,165    12,014,966

Deductions from net assets attributed to:
  Benefits paid                                     1,971,432      2,386,321     1,152,459       412,126          -     5,922,338
  Benefits paid to TeamCare participants            2,946,669      4,285,447     1,091,181       655,562          -     8,978,859
  Administrative expenses                             145,067        151,308        88,395         1,554          -       386,324
  Loan payments                                             -              -             -             -     18,460        18,460
                                                   ----------    -----------    ----------    ----------   --------   -----------
Total deductions                                    5,063,168      6,823,076     2,332,035     1,069,242     18,460    15,305,981

Net appreciation in fair value of investments         750,628      1,782,713             -       914,338          -     3,447,679

Interfund transfers                                   (37,492)      (107,561)      170,849       (20,679)    (5,117)            -
                                                   ----------    -----------    ----------    ----------   --------   -----------
Increase (decrease) in investments                   (682,036)       (50,646)      140,836       766,922    (18,412)      156,664
Investments, beginning of year                      8,148,471     10,694,266     6,153,034     2,285,665     22,810    27,304,246
                                                   ----------    -----------    ----------    ----------   --------   -----------
Investments,  end of year                          $7,466,435    $10,643,620    $6,293,870    $3,052,587   $  4,398   $27,460,910
                                                   ==========    ===========    ==========    ==========   ========   ===========

                      GranCare, Inc. 401(k) Savings Plan

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                       January 29,          December 31,         December 31,
                                                                          1999                  1998                1997
                                                                       ------------------------------------------------------
Net assets available for benefits per the financial statements           $   -               $194,619            $28,956,336
Amounts allocated to withdrawn participants                                  -                      -             (1,481,079)
                                                                       -------------------------------------------------------
Net assets available for benefits per the Form 5500                      $   -               $194,619            $27,475,257
                                                                       =======================================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                        For the period
                                                                            ended             Year ended         Year ended
                                                                          January 29,         December 31,       December 31,
                                                                             1999                 1998               1997
                                                                       -------------------------------------------------------
Benefits paid to participants per the financial statements               $28,193             $  7,952,634        $14,901,197
Less:  Amounts allocated on Form 5500 to withdrawn
  participants for prior period                                                -               (1,481,079)        (1,647,287)
Add:  Amounts allocated on Form 5500 to withdrawn
  participants for current period                                              -                        -          1,481,079
                                                                       -------------------------------------------------------
Benefits paid to participants per the Form 5500                          $28,193             $  6,471,555        $14,734,989
                                                                       =======================================================

                     GranCare, Inc. 401(k) Savings Plan

5. Differences Between Financial Statements and Form 5500 (continued)

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid. Amounts allocated to withdrawn participants do not include hardship withdrawals as these amounts are paid when requested.

6. Party-In-Interest Transactions

One of the investment vehicles available to employees, the Company Stock Fund, contains the stock of Paragon Health Network, Inc., the Plan sponsor. Prior to GranCare's merger with Paragon, the Plan held stock of GranCare.

Participant contributions which have been allocated to the Income Fund of America, the Investment Company of America, and the Company Stock Fund are temporarily invested in the Plan Trustee's Money Market Fund until such time as shares of those investment vehicles can be purchased.

In connection with the sale of TeamCare in February 1997 (see Note 1), the Plan received 61,173 shares of Vitalink common stock in exchange for 127,977 shares of GranCare common stock. All Vitalink shares held by the Plan were sold in June 1997 and proceeds were used to acquire GranCare common stock.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 1, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                     GranCare, Inc. 401(k) Savings Plan

8. Year 2000 Issue (Unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Mariner Savings Plan ("MS Plan") information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the Year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by late 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the Project, the MS Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own Year 2000 problems as they relate to the MS Plan's operations. All third party service providers have indicated that they will be Year 2000 compliant during 1999. If modification of data processing systems of either the MS Plan, the Plan Sponsor, or its service providers are not completed in a timely manner, the Year 2000 problem could have a material impact on the operations of the MS Plan. The MS Plan management has not developed a contingency plan, because they are confident that all systems will be Year 2000 ready.

                            Supplemental Schedules

                       GranCare, Inc. 401(k) Savings Plan

                                EIN:  39-1021771
                                  Plan #:  001

                 Line 27d - Schedule of Reportable Transactions

            For the period from January 1, 1999 to January 29, 1999


                                                                                          Expense        Current Value of
Identity of Party        Description of    Purchase    Selling    Cost of    Lease     Incurred with         Asset on       Net Gain
    Involved                Asset           Price       Price      Asset     Rental     Transaction     Transaction Date    (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Category (i) - Individual security transactions in excess of 5% of Plan assets.

United Missouri      Money Market Fund     $14,098     $     -    $14,098   $      -       $      -            $14,098       $     -
  Bank, N.A.                                     -      30,734     30,734          -              -             30,734             -

United Missouri      Income Fund of
  Bank, N.A.          America                    -      50,496     50,496          -              -             50,496             -


United Missouri      Investment              9,807           -      9,807          -              -              9,807             -
  Bank, N.A.          Company of                 -      12,838     12,838          -              -             12,838             -
                      America                    -      68,125     68,125          -              -             68,125             -


                      GranCare, Inc. 401(k) Savings Plan

                               EIN:  39-1021771
                                 Plan #:  001

                Line 27d - Schedule of Reportable Transactions

            For the period from January 1, 1999 to January 29, 1999

                                                                                           Expense      Current Value of
                              Description of    Purchase   Selling    Cost of   Lease   Incurred with      Asset on
Identity of Party Involved        Asset          Price      Price      Asset    Rental   Transaction    Transaction Date   Net Loss
------------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of securities transactions in excess of 5% of Plan assets.

United Missouri Bank, N.A.   Money Market Fund   $14,535   $     -    $14,535   $   -       $   -           $14,535        $   -
                                                       -    46,396     46,396       -           -            46,396            -
United Missouri Bank, N.A.   Income Fund of       12,878         -     12,878       -           -            12,878            -
                               America                 -    64,748     64,748       -           -            64,748            -
United Missouri Bank, N.A.   Investment
                               Company of         18,626         -     18,626       -           -            18,626            -
                               America                 -    88,845     88,845       -           -            88,845            -
Mariner Post-Acute           Common Stock          1,971         -      1,971       -           -             1,971            -
  Network, Inc.                                        -    55,365     55,653       -           -            55,365         (288)

There were no category (ii) or (iv) reportable transactions during the period from January 1, 1999 to January 29, 1999.


                      GranCare, Inc. 401(k) Savings Plan

                                EIN:  39-1021771
                                  Plan #:  001

           Line 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1998


          Identity of Issue, Borrower,         Description of                                            Current
            Lessor, or Similar Party            Investment                             Cost               Value
-------------------------------------------------------------------------------------------------------------------
*     United Missouri Bank, N.A.            Money Market Funds                         $147,323            $147,323

*     Mariner Post-Acute Network, Inc.      Common Stock                                 61,156              17,871

      Loans to participants                 Interest at 10%                                   -                 953
                                                                          -----------------------------------------
                                                                                       $208,479            $166,147
                                                                          =========================================



* Represents a party-in-interest to the Plan.

                       GranCare, Inc. 401(k) Savings Plan

                                EIN:  39-1021771
                                  Plan #:  001

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998


                                                                                                              Current
                                                                                                   Expense    Value of
                                                                                                  Incurred   Asset on
                                Description of       Purchase     Selling     Cost of    Lease      with    Transaction
 Identity of Party Involved         Asset             Price        Price       Asset     Rental  Transaction   Date        Net Gain
-----------------------------------------------------------------------------------------------------------------------------------

Category (i) - Individual security transactions in excess of 5% of Plan assets.

United Missouri Bank, N.A.     Money Market Fund       $  -    $ 6,505,731  $6,505,731  $  -    $  -       $6,505,731  $         -
United Missouri Bank, N.A.     Income Fund of
                               America                    -      7,654,507   7,181,581     -       -        7,654,507       472,926
United Missouri Bank, N.A.     Investment Company of
                               America                    -     11,585,034   9,480,446     -       -       11,585,034     2,104,588
Mariner Post-Acute
     Network, Inc.             Common Stock               -      2,398,212   2,398,212     -       -        2,398,212             -

                      GranCare, Inc. 401(k) Savings Plan

                               EIN:  39-1021771
                                 Plan #:  001

                Line 27d - Schedule of Reportable Transactions

                        Year ended December 31, 1998

                                                                                                            Current Value
                                                                                                 Expense      of Asset on
                              Description of      Purchase     Selling       Cost of  Lease   Incurred with   Transaction
Identity of Party Involved        Asset            Price        Price         Asset   Rental  Transaction       Date       Net Gain
------------------------------------------------------------------------- ----------------------------------------------------------

Category (iii) -- Series of transactions in excess of 5% of Plan assets.

United Missouri Bank, N.A.   Money Market Fund  $ 9,806,009  $         -  $ 9,806,009  $   -      $   -     $ 9,806,009  $        -
                                                          -   16,068,018   16,068,018      -          -      16,068,018           -
United Missouri Bank, N.A.   Income Fund of      12,183,645            -   12,183,645      -          -      12,183,645           -
                               America                    -   19,514,178   18,897,954      -          -      19,514,178     616,224
United Missouri Bank, N.A.   Investment          17,608,613            -   17,608,613      -          -      17,608,613           -
                               Company of                 -   28,865,593   26,370,552      -          -      28,865,593   2,495,041
                               America
Mariner Post-Acute           Common Stock         1,640,574            -    1,640,574      -          -       1,640,574           -
  Network, Inc.                                           -    3,711,458    3,680,512      -          -       3,711,458      30,946

                                      20

                                   Signature
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned "hereunto duly authorized."

                                   GRANCARE, INC. 401(K) SAVINGS PLAN

                                   By /s/ Scott C. Harris
                                      -----------------------------------
                                      Scott C. Harris, Vice President of
                                      Compensation Benefits and HRIS

Date: July 14, 1999

                                 EXHIBIT INDEX

Item
----

 23    Consent of Ernst & Young LLP, Independent Auditors